

Mail Stop 3030

June 15, 2010

<u>Via Mail and Facsimile 011-49-89-636-52-000</u>

Dr. Klaus PatzakCorporate Vice President and Controller
Mr. Solms U. Wittig
General Counsel Corporate & Finance
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

      Re: **Siemens Aktiengesellschaft**
                  Form 20-F for the Fiscal Year Ended September 30, 2009
                  Filed December 4, 2009
                  Amendment 1 to Form 20-F for the Fiscal Year Ended September 30, 2009
                  Filed April 23, 2010
                  File No. 001-15174

Dear Dr. Patzak and Mr. Wittig:

        We have reviewed your response letter dated May 18, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2009

Exhibit 8.1

1.   In response to prior comment 7 you refer to using the statutory accounts to determine
        materiality. Please tell us whether the statutory accounts are based upon IFRS as issued
        by the International Accounting Standards Board. If not, please revise the materiality
        analysis so that it is based on IFRS, or tell us why the analysis based upon the statutory
        accounts is relevant.

2.   We note your response to prior comment 8. Please tell us where you included the fair
        value of the plan assets/ related defined benefit obligation for these pension relief funds
        within your financial statements located in Item 17.

Amendment 1 to Form 20-F for the Fiscal Year Ended September 30, 2009

Exhibits 12.1 and 12.2

3.   We note that your certifications are not in the exact form prescribed by Instruction 12 to
        the Exhibits of Form 20-F, since they do not include paragraphs 4 and 5. Please amend
        your filings to include revised certifications that include paragraphs 4 and 5, and conform
        to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-
3604 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or Jay Mumford,
Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this
regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-
3643 with any questions.
        .

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant